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                                                                    Exhibit 21.1


                         SUBSIDIARIES OF THE REGISTRANT

1. ClubCorp, Inc.
   a) Operating in the hospitality line of business
   b) Names of:
      i) 325 consolidated wholly owned subsidiaries operating in the United States have been omitted; and
      ii) 23 consolidated wholly owned subsidiaries operating in foreign countries have been omitted.